Exhibit 99.109

Early Warning Report

Form 62-103F1

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to the common shares (the “Common Shares”) of Enthusiast Gaming Holdings Inc. (the “Issuer”). The head office of the Issuer is located at 805 – 90 Eglinton Avenue East, Toronto, Ontario, M4P 2Y3.

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable. The transaction that triggered the requirement to file this report was the sale by Blue Ant (as defined below) of 2,817,500 Common Shares in the Offering (as defined below).

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

Blue Ant Media Inc. (“Blue Ant”)

130 Merton Street, Suite 200,

Toronto, Ontario, M4S 1A4

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On January 25, 2021, the Issuer, Blue Ant, and a syndicate of underwriters, co-lead by Canaccord Genuity Corp. and Paradigm Capital Inc. (collectively, the “Underwriters”) entered into an underwriting agreement (the “Underwriting Agreement”) pursuant to which the Underwriters agreed to purchase for resale, on a bought deal basis: (i) 6,420,000 Common Shares from the Issuer at a price of $5.75 per Common Share; and (ii) 2,450,000 Common Shares from Blue Ant at a price of $5.75 per Common Share, in each case pursuant to a short form prospectus of the Issuer (the “Offering”). In addition, the Issuer and Blue Ant granted a right to the Underwriters (the “Over-Allotment Option”) to purchase up to an additional 963,000 Common Shares from the Issuer and 367,500 Common Shares from Blue Ant. The Underwriters exercised the Over-Allotment Option in full on February 8, 2021.

The Offering closed on February 10, 2021. Blue Ant sold 2,817,500 Common Shares in the Offering.

2.3	State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

Blue Ant disposed of 2,817,500 Common Shares in the Offering, representing 2.44% of the outstanding Common Shares after completion of the Offering.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

Blue Ant sold 2,817,500 Common Shares in the Offering.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately before the completion of the Offering, Blue Ant exercised beneficial ownership and control over 18,250,000 Common Shares, representing 16.85% of the issued and outstanding Common Shares.

Immediately after the completion of the Offering, Blue Ant exercises beneficial ownership and control over 15,432,500 of the Common Shares, representing 13.34% of the issued and outstanding Common Shares.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

Blue Ant has ownership and control over 15,432,500 Common Shares, representing approximately 13.34% of the issued and outstanding Common Shares.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Blue Ant sold the Common Shares in the Offering at a price of $5.75 per Common Share for aggregate gross proceeds of $16,200,625, less certain fees and expenses deducted in accordance with the Underwriting Agreement.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

Not applicable.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

See item 4.1 above.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer; (f) a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

Blue Ant disposed of the Common Shares to realize an investment return. Blue Ant may, from time to time and at any time, acquire additional Common Shares in the open market or otherwise, and reserves the right to dispose of any or all of its Common Shares in the open market or otherwise at any time and from time to time depending on contractual hold periods, market conditions and other relevant factors.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

In connection with the Offering, Blue Ant entered into the Underwriting Agreement, which contains customary representations, warranties, covenants and conditions of closing. In addition, Blue Ant entered into a lock-up agreement with the Underwriters under which Blue Ant has agreed that it will not, directly or indirectly, without the prior written consent of the Underwriters, (i) sell, offer, grant any option, right or warrant for the sale of, or otherwise lend, transfer, assign or dispose of (including, without limitation, by making any short sale, engaging in any hedging, monetization or derivative transaction or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of securities of the Issuer or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other securities of the Issuer, whether or not cash settled), any securities of the Issuer or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other securities of the Issuer; (ii) secure or pledge any securities of the Issuer or securities convertible into, exchangeable for, or otherwise exercisable into Common Shares or other securities of the Issuer; or (iii) agree to or announce any intention to do any of the foregoing things, for a period ending 90 days after the closing of the Offering, subject to certain exceptions.

In addition, as previously announced in connection with the sale to the Issuer by Blue Ant of all of the issued and outstanding shares in the capital of Omnia Media, Inc. for consideration that included 18,250,000 Common Shares (the “Transaction”), Blue Ant entered into a lock-up agreement with the Issuer to lockup all such Common Shares acquired in the Transaction with (i) 50% released in 180 days; (ii) 25% in 270 days; and (iii) 25% in 360 days following August 30, 2020. Blue Ant is also party to a nomination agreement with the Issuer that entitles Blue Ant to nominate a director to the board of directors of the Issuer until Blue Ant ceases to hold either (i) at least 75% of such Common Shares, or (ii) 10% of the issued and outstanding Common Shares.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED as of the 10th day of February, 2021.

BLUE ANT MEDIA INC.

Per:	(signed) “Michael MacMillan”
Michael MacMillan Chief Executive Officer